Exhibit 99.2

Fairness Opinion

Related to the Purchase

of Core Gaming, Inc.

by Siyata Mobile Inc.

Valuation Date: January 31, 2025

Report Date: February 26, 2025

Prepared for:

Board of Directors

Siyata Mobile Inc.

February 26, 2025

Board of Directors of Siyata Mobile Inc.

c/o Mr. Marc Seelenfreund

CEO and Director

Siyata Mobile Inc.

1751 Richardson Street, Suite 2207

Montreal, QC H3K 1G6

Dear Mr. Seelenfreund:

ValueScope, LLC (referred to herein as “ValueScope”, “we”, “our” or words of similar import) has been engaged to advise the Board of Directors of Siyata Mobile Inc. (the “Board” and “Siyata” respectively) as to the fairness, from a financial point of view, to Siyata of the consideration to be paid by Siyata to acquire Core Gaming, Inc. (“Core Gaming”). We understand that the transaction (the “Proposed Transaction”) contemplates that Siyata will issue shares of its common stock to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the SYTA’s common shares. In the event the existing shareholders of SYTA would hold less than 10% of the issued and outstanding shares of the post-transaction entity, SYTA would declare a stock dividend such the existing SYTA shareholders hold at least 10% of the post-transaction entity (the “Acquisition Consideration”).

This Opinion is being provided to assist the Board in determining whether or not to enter into a definitive agreement with Core Gaming memorializing the Proposed Transaction and whether or not, in the event that such definitive agreement is entered into, to recommend the Proposed Transaction to Siyata’s shareholders. Our analysis is based on the available financial information as of January 31, 2025 (the “Valuation Date”). Our Opinion is based on the assumption that all provisions related to the financial elements of the Proposed Transaction are as set forth in the Term Sheet. Our Opinion speaks solely as of the Valuation Date, and to no other date. It is understood that we have no obligation to update this Opinion, even if new, additional or revised information is brought to our attention. This Opinion is being issued pursuant to our Engagement Letter dated November 25, 2024, including the General Contractual Conditions incorporated therein (our “Agreement”) and is subject to the terms, conditions, qualifications and limitations of our Agreement.

Our Opinion is based on a review of publicly available business and financial information relating to Core Gaming and Siyata. We have also reviewed internal financial and operating information related to Core Gaming and Siyata. In addition, we interviewed members of Core Gaming and Siyata’s respective management teams (individually, “Core Gaming Management” and “Siyata Management” and collectively, “Management”).

950 E. State Highway 114 • Suite 120 • Southlake • Texas • 76092 • Tel: 817.481.4902 • Fax: 817.481.4905

www.valuescopeinc.com

Board of Directors of Siyata Mobile Inc.

c/o Mr. Marc Seelenfreund

This opinion is based on financial analyses prepared in accordance with applicable professional standards. These procedures included such valuation analyses as we considered necessary and appropriate under the circumstances of this engagement. With your approval: (i) we have valued Core Gaming based on its enterprise value as a going concern; (ii) we have valued the common stock of Siyata based on trading history, without taking into account dilution which would result from the consummation of the Proposed Transaction and (iii) we have not separately valued Siyata as a business entity and express no opinion as to the stand alone value of Siyata.

Our analyses relied upon, but were not necessarily limited to, the consideration of the following information:

●	Emails describing the terms of the Proposed Transaction (the “Term Sheet”);

●	The historical financial statements of Core Gaming and its subsidiaries;

●	Financial projections of Core Gaming prepared by Core’s management;

●	Core Gaming presentation prepared by Core Gaming management;

●	Information relating to Core Gaming’s industry and similar companies;

●	Discussions with and information obtained from Core Gaming management;

●	Market information regarding trading volumes in and trading prices of Siyata common stock;

●	Discussions with and information provided by the management of Siyata and the Board; and

●	Such other information as we have determined to be useful to our analysis.

We have not independently verified any of the foregoing information and, with your permission, have relied upon its completeness and accuracy in all material aspects. We have not made an independent evaluation or appraisal of the underlying assets of either Siyata or Core Gaming.

Our engagement was only to consider the fairness to Siyata, from a financial point of view, of the Acquisition Consideration being paid for Core Gaming. We have not been engaged to consider or advise upon the fairness of any other aspect of the Proposed Transaction, such as, without limitation, any fees paid or to be paid, any bonuses paid or to be paid, any incentive equity plans adopted or to be adopted, any executive employment agreements entered into or to be entered into, or the fact that the Potential Transaction will result in a change of control of Siyata. In reaching our conclusions we have not considered the impact (positive or negative) of the transaction itself.

VALUESCOPE

Board of Directors of Siyata Mobile Inc.

c/o Mr. Marc Seelenfreund

We are acting only as a valuation advisor to the Board and are not acting as the financial advisor, dealer, brokers or fiduciary to the Board, Siyata or its shareholders or any other individual or entity (together with any governmental or quasi-governmental agency or authority, each a “Person”) in connection with the Proposed Transaction. It is understood that this Opinion is for the exclusive use of the Board and may only be relied upon by the Board.

Based on the above information and the qualifications and limitations set forth herein, we are of the view that, as of the Valuation Date, the Acquisition Consideration to be paid by Siyata to acquire Core Gaming is fair to Siyata from a financial point of view.

We are independent of and have no current or prospective economic interests in Siyata and/or Core Gaming.

As noted above, this Opinion is solely for the benefit of and may only be relied upon by the Board. This Opinion is not tax advice or a recommendation to any Person as to how to vote their interests with respect to the Proposed Transaction or any other transaction, or whether to purchaser, sell or hold any securities.

Respectfully submitted,

/s/ ValueScope, LLC

ValueScope, LLC

/s/ Martin Hanan

Martin Hanan, CFA

President

VALUESCOPE